============================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 47)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

          ============================================================

                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.


ITEM 11.  ADDITIONAL INFORMATION.

          On June 7, 2001, Weyerhaeuser issued a press release regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the press release is filed as Exhibit (a)(5)(VV) hereto.

          On June 7, 2001, Weyerhaeuser extended the Offer until 12:00 midnight New York City time on Thursday, June 28, 2001. The text of a press release issued by Weyerhaeuser on June 7, 2001 announcing the extension of the Offer is filed as Exhibit (a)(5)(WW) hereto.

ITEM 12.    EXHIBITS.

(a)(5)(VV)  Press release dated June 7, 2001, issued by Weyerhaeuser Company.

(a)(5)(WW)  Press release dated June 7, 2001, issued by Weyerhaeuser Company.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                                             COMPANY HOLDINGS, INC.,

                                                by

                                                    /s/ STEVEN R. ROGEL
                                                    ----------------------------
                                                    Name:  Steven R. Rogel
                                                    Title: President


                                             WEYERHAEUSER COMPANY,

                                                by

                                                    /s/ STEVEN R. ROGEL
                                                    ----------------------------
                                                    Name:  Steven R. Rogel
                                                    Title: President and Chief
                                                           Executive Officer



          Dated: June 7, 2001

                                  EXHIBIT INDEX



Exhibit          Description
-------          -----------

(a)(5)(VV)       Press release dated June 7, 2001, issued by
                 Weyerhaeuser Company.

(a)(5)(WW)       Press release dated June 7, 2001, issued by
                 Weyerhaeuser Company.

                                                              Exhibit (a)(5)(VV)

                                                    [Weyerhaeuser Company logo]


NEWS RELEASE

For Immediate Release


                         PRELIMINARY VOTE COUNT SUPPORTS
                              WEYERHAEUSER NOMINEES


FEDERAL WAY, Wash., June 7, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that based on the number of proxies it has submitted to the independent inspectors of election, Investor Voting Services, it appears that the three Weyerhaeuser director nominees, following certification of the Annual Meeting results, will be elected to the board of directors of Willamette Industries, Inc. (NYSE: WLL).

Steven R. Rogel, chairman, president and chief executive officer of Weyerhaeuser said, "Weyerhaeuser would like to thank the Willamette shareholders for their support throughout this process. We are confident that the final outcome of today's vote will clearly demonstrate that the Willamette shareholders want and expect their board to enter into negotiations with Weyerhaeuser to reach a mutually beneficial transaction. We have repeatedly stated that we are willing to increase our offer above the current $50 per share price if Willamette would sit down with us. We are prepared to immediately commence discussions with Willamette to move the combination of our two companies to completion in a cooperative manner. However, if Willamette continues to ignore what we believe is the clear desire of the company's shareholders for a transaction with Weyerhaeuser, we intend to nominate a slate of directors for election at Willamette's 2002 Annual Meeting.

"I would also like to thank and compliment the employees of both Weyerhaeuser and Willamette. Despite the potential distraction of the past six months' activities, they remained focused on working safely and serving customers. I am confident that a combination of the two workforces will create the finest company in our industry - headquartered in the Pacific Northwest," he concluded.

Prior to the closing of the polls at the Annual Meeting, all proxy cards received by Weyerhaeuser were turned over to the independent inspectors of election who will tabulate the results. It is expected that the preliminary tabulation will be provided to Weyerhaeuser and Willamette in two to three weeks, after which both sides will have the opportunity to examine the proxy tabulation. Weyerhaeuser will publicly announce the final results once they are made available to the company.



                                     -more-

IMPORTANT INFORMATION


Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 28, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.



Weyerhaeuser contacts:

    ANALYSTS                                                  MEDIA
    Kathryn McAuley        Joele Frank / Jeremy Zweig         Bruce Amundson
    Weyerhaeuser           Joele Frank, Wilkinson             Weyerhaeuser
    (253) 924-2058         Brimmer Katcher                    (253) 924-3047
                           (212) 355-4449

                                                              Exhibit (a)(5)(WW)

                                                     [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release


               WEYERHAEUSER TENDER OFFER FOR WILLAMETTE INDUSTRIES
                            EXTENDED TO JUNE 28, 2001


FEDERAL WAY, Wash., June 7, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it has extended its $50 per share cash tender offer for all of the outstanding common stock of Willamette Industries, Inc. (NYSE: WLL) until midnight, New York City time, on June 28, 2001.

As of 11:00 p.m. New York City time, on June 6, 2001, Willamette shareholders had tendered and not withdrawn approximately 31.2 million shares pursuant to Weyerhaeuser's tender offer.



IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 28, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


     ANALYSTS                                                MEDIA
     Kathryn McAuley        Joele Frank / Jeremy Zweig       Bruce Amundson
     Weyerhaeuser           Joele Frank, Wilkinson           Weyerhaeuser
     (253) 924-2058         Brimmer Katcher                  (253) 924-3047
                            (212) 355-4449